UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                   Stratabase
                                   ----------
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                     855699
                                    --------
                                 (CUSIP Number)

Mr. Joe MacDonald                                David Lubin, Esq.
General Partner                                  ZAG - S&W
New Horizons LP                                  292 Madison Avenue, 6th Floor
248 West Park Avenue, #211                       New York, New York 10017
Long Beach, New York 11561                       (212) 563 6990 ext. 269
(212) 229-8194

      ---------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communication)

                               November 27 , 2001
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  855699
          --------

1        NAME OF REPORTING PERSON: New Horizons LP
                                   ---------------
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 11-3311-241
                                                    -----------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) [ ]
                                                            (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS:

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                        [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: New York
                                               ---------


NUMBER OF SHARES        7     SOLE VOTING POWER: 795,000 Shares
BENEFICIALLY                                     --------------
OWNED BY EACH           8     SHARED VOTING POWER:   0
REPORTING                                          -----
PERSON WITH             9     SOLE DISPOSITIVE POWER: 795,000 Shares
                                                      --------------
                       10     SHARED DISPOSITIVE POWER:   0
                                                        -----

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 795,000 Shares
                 --------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   10.3%
                                                             ---------

14       TYPE OF REPORTING PERSON:    PN
                                    ------

                             PART II TO SCHEDULE 13D

     This Amendment No. 2 to the Statement on Schedule 13D dated November 10, 1999, as amended by Amendment No. 1 dated August 15, 2001, is being filed to report the sale by New Horizons LP (the "Reporting Person") of an aggregate of 77,000 shares of Common Stock, $.001 par value (the "Shares"), of Stratabase (the "Issuer") in a series of open market transactions.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

Since November 21, 2001, the Reporting Person has engaged in the following transactions involving the sale of a total of 77,000 Shares:

     On November 21, 2001, the Reporting Person sold in the open market an aggregate of 44,000 Shares, of which 2,500 shares were sold at a price of $1.50 per share, 2,500 shares were sold at a price of $1.55 per share, 14,500 shares were sold at a price of $1.60 per share, 6,000 shares were sold at a price of $1.61 per share, 3,000 shares were sold at a price of $1.65 per share, 500 shares were sold at a price of $1.75 per share, 8,000 shares were sold at a price of $1.81 per share, 6,000 shares were sold at a price of $1.82 per share, and 1,000 shares were sold at a price of $1.84 per share;

     On November 23, 2001, the Reporting Person sold, in the open market an aggregate of 16,000 Shares, of which 10,500 shares were sold at a price of $1.55 per share, and 5,500 shares were sold at a price of $1.57 per share;

     On November 26, 2001, the Reporting Person sold, in the open market an aggregate of 12,000 Shares, of which 1,000 shares were sold at a price of $1.60 per share, 1,000 shares were sold at a price of $1.61 per share, 9,000 shares were sold at a price of $1.65 per share, and 1,000 Shares at a price of $1.70 per share; and

     On November 27, 2001, the Reporting Person sold, in the open market an aggregate of 5,000 Shares, at a price of $1.70 per share.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

(a) The Reporting Person is the beneficial owner of 795,000 Shares, or approximately 10.3% of the shares of Common Stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares of Common Stock currently beneficially owned by it.

(c) The following table sets forth all the transactions in the Shares of the Issuer effected by the Reporting Person since November 21, 2001. All such transactions were open market sales effected on the Nasdaq Over-the-Counter Bulletin Board.

          Date of Sale             Number of Shares       Price Per Share*
          ------------             ----------------       ----------------
          11/21/2001                       2,500                 $1.50
          11/21/2001                       2,500                 $1.55
          11/21/2001                       2,500                 $1.60
          11/21/2001                       6,000                 $1.60
          11/21/2001                       6,000                 $1.60
          11/21/2001                       2,000                 $1.61
          11/21/2001                       4,000                 $1.61
          11/21/2001                       1,000                 $1.65
          11/21/2001                       2,000                 $1.65
          11/21/2001                         500                 $1.75
          11/21/2001                       8,000                 $1.81
          11/21/2001                       6,000                 $1.82
          11/21/2001                       1,000                 $1.84
          11/23/2001                       4,500                 $1.55
          11/23/2001                       6,000                 $1.55
          11/23/2001                       5,500                 $1.57
          11/26/2001                       1,000                 $1.60
          11/26/2001                       1,000                 $1.61
          11/26/2001                       4,000                 $1.65
          11/26/2001                       5,000                 $1.65
          11/26/2001                       1,000                 $1.70
          11/27/2001                       5,000                 $1.70

*    Does not include broker's commissions.

Except for such transactions, the Reporting Person has not effected any transactions in the Shares in the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported above in this Item 5.

(e)  Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to the Statement is true, complete and correct.


Date: December 6, 2001



                                   NEW HORIZONS LP

                                   By:      /s/ Joe MacDonald
                                            -----------------------------
                                            Joe MacDonald, General Partner